Filed Pursuant to Rule 433
Registration Statement No. 333-270834

Final Term Sheet

Otis Worldwide Corporation

$500,000,000 5.131% Notes due 2035

Issuer:	Otis Worldwide Corporation
Offering Format:	SEC Registered
Title of Securities:	5.131% Notes due 2035 (the “Notes”)
Trade Date:	September 2, 2025
Settlement Date*:	September 4, 2025 (T+2)
Expected Ratings (Moody’s / S&P)**:	Baa1 / BBB
Principal Amount:	$500,000,000
Maturity Date:	September 4, 2035
Interest Payment Dates:	March 4 and September 4 of each year, beginning on March 4, 2026
Benchmark Treasury:	4.250% UST due August 15, 2035
Benchmark Treasury Price/Yield:	99-24 / 4.281%
Spread to Benchmark Treasury:	+85 basis points
Yield to Maturity:	5.131%
Price to Public:	100.000% of the principal amount
Coupon:	5.131%
Day Count Convention:	30/360
Underwriting Discount:	0.650%
Make-Whole Call:	At any time and from time to time, prior to June 4, 2035, Treasury Rate plus 15 basis points
Par Call:	On or after June 4, 2035 (three months prior to the maturity date of the Notes)
Change of Control Offer:	101%
Minimum Denominations:	$2,000 x $1,000
Net Proceeds (before expenses):	$496,750,000

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.
Senior Co-Managers:
Barclays Capital Inc.
BNP Paribas Securities Corp.
Commerz Markets LLC
Deutsche Bank Securities Inc.
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
Santander US Capital Markets LLC
SG Americas Securities, LLC
UniCredit Capital Markets LLC

Co-Managers:	Academy Securities, Inc. ICBC Standard Bank Plc Westpac Capital Markets LLC
CUSIP / ISIN:	68902VAS6 / US68902VAS60

* Settlement Period: The closing will occur on September 4, 2025, which will be more than one business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (File No. 333-270834), including a prospectus dated March 24, 2023 and a preliminary prospectus supplement dated September 2, 2025, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, the preliminary prospectus supplement for the offering to which this communication relates and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: BofA Securities, Inc., telephone: 1-800-294-1322; Citigroup Global Markets Inc., telephone: 1-800-831-9146; or Goldman Sachs & Co. LLC, telephone: 1-866-471-2526 or email: prospectus-ny@ny.email.gs.com. You are advised to obtain a copy of the prospectus and related prospectus supplement for the offering to which this communication relates and to carefully review the information contained or incorporated by reference therein before making any investment decision.

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